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                             June 11, 2020

       Michael A. Doyle
       Chief Financial Officer
       Forrester Research, Inc.
       60 Acorn Park Drive
       Cambridge, Massachusetts 02140

                                                        Re: Forrester Research,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 13,
2020
                                                            Form 8-K Filed May
7, 2020
                                                            File No. 0-21433

       Dear Mr. Doyle:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed May 7, 2020

       Exhibit 99.1

   1. You refer to pro forma amounts throughout your Form 8-K. Your use of the term pro forma implies these
amounts were determined and presented pursuant to Article 11 of
                                                        Regulation S-X. Please
consider using a different description of these amounts given it does not appear that
they are determined or presented pursuant to Article 11 of Regulation
                                                        S-X, or explain the
basis for your presentation.
   2. We refer to the acquisition-related deferred revenue fair value adjustment made to arrive at non-GAAP measures.
Please provide us a brief description of the transactions that gave rise to the deferred
revenues and why management believes that performance measures excluding the effects
of purchase accounting are useful to an investor. Please tell us how you considered question
100.04 of the Non-GAAP Compliance and Disclosure
 Michael A. Doyle
Forrester Research, Inc.
June 11, 2020
Page 2
       Interpretations and Rule 100(b) of Regulation G.
3. Please tell us how your presentation of pro forma net income complies with the reconciliation requirement of Regulation G and Item 10(e) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202)
551-3202 with any questions.



                                                           Sincerely,
FirstName LastNameMichael A. Doyle
                                                           Division of
Corporation Finance
Comapany NameForrester Research, Inc.
                                                           Office of Trade &
Services
June 11, 2020 Page 2
cc:       Scott R. Chouinard, Chief Accounting Officer
FirstName LastName